TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

June 8, 2023

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:    ALITHYA GROUP INC.
    Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.
We advise the following with respect to the upcoming Annual Meeting of Security Holders for the subject issuer:

1	ISIN:	CA01643B1067 CA01643B2057
	CUSIP:	01643B106 01643B205
2	Date Fixed for the Meeting:	September 13, 2023
3	Record Date for Notice:	July 17, 2023
4	Record Date for Voting:	July 17, 2023
5	Beneficial Ownership Determination Date:	July 17, 2023
6	Classes or Series of Securities that entitle	CLASS A SUBORDINATE VOTING SHARES
	the holder to receive Notice of the Meeting:	CLASS B MULTIPLE VOTING SHARES
7	Classes or Series of Securities that entitle	CLASS A SUBORDINATE VOTING SHARES
	the holder to vote at the meeting:	CLASS B MULTIPLE VOTING SHARES
8	Business to be conducted at the meeting:	Annual
9	Notice-and-Access: Registered Shareholders:	YES
	Beneficial Holders: Stratification Level:	YES Not Applicable
10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES
11	Issuer paying for delivery to Objecting Beneficial Owners:	YES
Yours truly,
TSX Trust Company

"Francine Beauséjour"
Senior Relationship Manager francine.beausejour@tmx.com

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